

Mail Stop 4720

August 22, 2017

John G. Biggs
President and Chief Executive Officer
Luther Burbank Corporation
520 Third Street, Fourth Floor
Santa Rosa, CA 95401

> Re: **Luther Burbank Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted July 26, 2017**
> **CIK No. 0001475348**

Dear Mr. Biggs:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Form S-1 for the Fiscal Year Ended December 31, 2016

General

1.   We note you disclose various pro forma information throughout the filing in relation to the offering, your status as an S-corporation, and the planned cash distribution of $50 million to your existing shareholders. Please address the following:
   a.   Revise to consolidate and present all pro forma information in accordance with Rule 11-02 of Regulation S-X.
   b.   Revise to reflect the accruals for both the cash distribution of $50 million and the distribution to fund the payment of estimated taxes that will be passed through to your existing shareholders as disclosed in Capitalization. We understand that the

> amount of the distribution related to shareholders' estimated tax payments is currently undetermined.

c. Revise to provide pro forma per unit data for the latest year and interim period to the extent that the distribution exceeds the current year's earnings. Refer to SAB Topic 1B.3.

Part I—Information Required in the Prospectus

Front Cover Page

2. Please provide a cross-reference to the page number of the Risk Factors section of your prospectus.

Selected Historical Financial Data, page 15

3. Please revise your filing here and elsewhere, as warranted, to present financial information updated for the most recent interim period.

4. Please tell us how you considered whether the non-GAAP financial measure "pre-tax, pre-provision net earnings" uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Risk Factors, page 19

Risks Related to an Investment in Our Common Stock and the Offering, page 38

We are controlled by trusts established for the benefit of members of the Trione family…, page 42

5. We note your disclosure here and in the subsequent section headed "Management, Controlled Company" that the Company is a controlled company and expects to remain such following the offering. Revise to disclose this fact, and a summary of the relevant implications for investors, in the "Summary, Company Overview" section.

We intend to enter into a tax sharing agreement with our existing shareholders…, page 44

6. We note your disclosure that the Company intends to enter into a tax sharing agreement with its existing shareholders, obligating it to make payments to those shareholders in certain circumstances. Given that those payments could be material, please revise to disclose this agreement, and its material terms, in other relevant sections of the prospectus sufficient to give investors adequate notice of your intention.

Cautionary Note Regarding Forward-Looking Statements, page 46

7.   Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:
   •   Delete any reference to the Litigation Reform Act; or
   •   Make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Business, page 103

Competition, page 112

8.   Please expand your disclosure to describe your competitive position in the industry. See Item 101(c)(x) of Regulation S-K.

Management, page 126

Director Independence, page 130

9.   Once they have been made, please disclose the determinations of your board of directors' regarding the independence of each director that is a member of your audit, compensation and nominating committees under applicable standards. If the determinations are not made prior to the offering, please revise this section as appropriate. See Item 407 of Regulation S-K.

Executive Compensation, page 132

Employment Agreements, page 136

10.   Please revise your draft registration statement to provide disclosure of the material terms of your employment agreement with Mr. Pendergist, including terms providing for payments in connection with a resignation.

Certain Relationships and Related Party Transactions, page 139

11.   We note your disclosure regarding the $133,875 the Company paid for services to an advertising firm of which your President and CEO's, Mr. Biggs, brother-in-law is a principal. In regard to this transaction, please fully provide the information called for by Item 404(a) of Regulation S-K. Please also provide disclosure for the preceding fiscal year. Refer to Instruction 2 to Item 404(d) for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 140

12.   We note your beneficial ownership disclosure does not include the expected conversion of existing awards of phantom stock into restricted stock units or any awards to be made prior to or in connection with the offering. To the extent such awards provide the awardee the right to acquire voting or dispositive power within 60 days, please revise the disclosure to reflect them.

Consolidated Statements of Income, page F-3

13.   Please revise the Consolidated Statements of Income to present the net gain on sale of real estate owned in noninterest expense as well as any write-downs within other expense pursuant to Rule 9-04.14(d) of Regulation S-X. In addition, please revise Selected Historical Financial Data, the MD&A discussion of noninterest expense, and the significant accounting policy of real estate acquired in settlement of loans as appropriate.

Notes to Consolidated Financial Statements

Note 17. Fair Value Measurements, page F-44

14.   Please revise to include the disclosure requirements of ASC 820-10-50-2c and 2f. Additionally, please make similar revisions on page F-78.

        You may contact H. Stephen Kim at (202) 551-3291 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

                                            Sincerely,

                                            /s/ Michael Clampitt

                                            Michael Clampitt
                                            Attorney-Advisor
                                            Office of Financial Services

cc: Liana Prieto, Esq.
       Noel M. Gruber, Esq.